UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________

FORM 11-K
______________________________

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to
Commission File Number 001-35385

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sterling National Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sterling Bancorp
400 Rella Boulevard
Montebello, New York 10901

Report of Independent Registered Public Accounting Firm

To the Retirement Committee of
Sterling National Bank 401(k) and Profit Sharing Plan
Montebello, NY
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Sterling National Bank 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Sterling National Bank 401(k) and Profit Sharing Plan’s financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan's auditor since 2016.

/s/ Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLP
Little Falls, New Jersey
June 29, 2020

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS
Investments (at fair value):
Sterling Bancorp common stock	$65,884,128	$10,785,239
Mutual funds	182,404,065	68,444,483
Collective investment trusts	34,798,234	20,975,734
Pooled separate accounts	12	3,848,366
Investments (at contract value):
Fully benefit-responsive contracts	46,225,176	17,734,249
Total Investments	329,311,615	121,788,071

Receivables:
Notes receivable from participants	4,186,083	1,522,658
Accrued interest receivable	2,765	105
Total receivables	4,188,848	1,522,763
TOTAL ASSETS	333,500,463	123,310,834
LIABILITIES
Deferred employer contributions	237	3,863,217
Accrued expenses	39,000	29,000
TOTAL LIABILITIES	39,237	3,892,217

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$333,461,226	$119,418,617

See accompanying notes to financial statements

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
ADDITIONS
Investment income:
Net appreciation (depreciation) in fair value of investments	$52,574,469	$(13,045,869)
Dividends	3,643,365	1,716,007
Interest	230,145	80,823
Total investment income (loss)	56,447,979	(11,249,039)
Contributions:
Employer	6,984,906	4,413,877
Participants	13,007,577	7,976,065
Participants’ rollovers	4,973,403	2,324,115
Total contributions	24,965,886	14,714,057
TOTAL ADDITIONS	81,413,865	3,465,018
DEDUCTIONS
Benefits paid to participants	50,371,176	15,682,363
Administration expenses	93,376	49,808
Excess contribution refund	4,964	25,213
TOTAL DEDUCTIONS	50,469,516	15,757,384
NET INCREASE (DECREASE) BEFORE TRANSFERS	30,944,349	(12,292,366)
Transfer in of plan assets	183,098,260	3,218,477
NET INCREASE (DECREASE)	214,042,609	(9,073,889)
NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	119,418,617	128,492,506
END OF YEAR	$333,461,226	$119,418,617

See accompanying notes to financial statements

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

1. DESCRIPTION OF THE PLAN
The following description of the Sterling National Bank 401(k) and Profit Sharing Plan (the “Plan”) has been obtained from the Plan document and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee which acts as the Plan’s administrator.
Sterling Bancorp is a bank holding company and its common stock is listed on the New York Stock Exchange. Sterling National Bank (the “Bank”) is a wholly owned subsidiary of Sterling Bancorp.
As of December 31, 2019, the Plan is a defined contribution plan which covers all eligible employees of Sterling National Bank, formerly known as Provident Bank. Sterling National Bank (the “Employer”) established the Plan on August 1, 1991. The Plan was amended and restated in its entirety, effective January 1, 2015, to comply with all required regulatory changes. The Employer received a favorable determination letter specific to the Plan dated March 6, 2016.
On October 2, 2017 Sterling Bancorp completed its merger with Astoria Financial Corporation (“Astoria”). Astoria merged with and into Sterling Bancorp. Astoria Bank, the principal subsidiary of Astoria, merged into the Bank. Former Astoria employees participated in the Astoria Bank 401(k) Plan until the two plans merged together on January 7, 2019, and the Plan received $183,098,260 of assets.
All employees of the Bank participate in the Plan as an active participant on the day on which they become an eligible employee. Employees are automatically enrolled to defer 4% of their pay as of the date they become a participant in the Plan, unless they choose a different percentage or they choose not to defer. The retirement plan also includes an automatic salary deferral increase provision. Salary deferral contributions for automatically enrolled participants will automatically be increased by 1% every January 1st up to 10%.
On April 2, 2018, the Bank acquired Advantage Funding Management Co., Inc. On May 1, 2018 the Plan was amended to provide credit for service to participants under the Advantage Funding Management Co., Inc. 401(k) plan. On July 1, 2018, the Advantage Funding Management Co., Inc. 401(k) Plan merged with and into the plan and the Plan received $3,218,477 of assets.
For each Plan year, the Employer shall contribute to the Plan:
a.The amount of the total salary reduction of all Participants made pursuant to Section 4.2 (a) of the Plan document, which amount shall be deemed an employee’s elective contribution. Each participant may elect to defer from 1% to 50% of his/her eligible compensation which is received in the Plan year subject to IRS maximum limits. For new participants, this election is applied to their compensation as soon as administratively feasible following receipt of their election. A participant may modify their election, which is applied to compensation as soon as administratively feasible on the first or second payroll of the month following the election date.
b.On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Employer may make a discretionary matching contribution to the Plan. The amount of matching contribution is a percentage of the pre-tax contributions to the Plan. The matching contribution percentage is determined by the Employer, in its sole discretion. The Employer may modify this percentage, as it deems necessary. For the plan years ended December 31, 2019 and 2018, the Employer made a matching contribution equal to 50% of participants’ contributions up to 4% of participants’ eligible compensation for a maximum match of 2% and a profit sharing contribution equal to 2.5% of eligible compensation for all eligible employees regardless of whether they are contributing to the Plan.
c.The Plan may make a qualified non-elective contribution each Plan year to certain non-highly paid employees. The Plan did not make a qualified non-elective contribution for the years ended December 31, 2019 and 2018.
d.The Employer shall contribute to the Plan the amount necessary to provide the top-heavy minimum contribution.
The amount by which compensation is reduced shall be that participant’s deferred compensation, to be treated as an employee contribution and allocated to that participant’s elective deferral account.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $19,000 in 2019 and $18,500 in 2018. Individuals age 50 or over were allowed to make additional catch-up contributions of $6,000 in 2019 and 2018.
A participant has, at all times, a vested and non-forfeitable right to the entire balance of employee contributions in his/her election account. A participant will have a 100% vested interest in the Employer’s matching and non-elective employer contributions following the completion of four full years of service with the Employer, upon attainment of age 65, or upon death or permanent and total disability.
Participants who have completed less than four years are entitled to a percentage of the Employer’s contributions on the basis of full years of service in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than two years	0%
Two years	50%
Three years	75%
Four or more years	100%
Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide mutual funds, pooled separate accounts, investment contracts or securities of the Employer’s parent for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.
Each participant’s account is credited with the participant’s contributions and an allocation of, (a) the Employer’s contribution (b) applicable investment fund earnings and is charged with withdrawals, and an allocation of administrative expenses, Plan losses and any adjustments. Allocations are based on participant earnings or account balances, as defined.
Normal retirement date – the first day of the month coinciding with or the next following the participant’s normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.
Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written or online consent before any distribution is made. Lump sums of $5,000 or less are allowed and may be mandated by the Employer without participant consent. A participant may withdraw his or her vested account balance on their retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.
When participation in the Plan terminates for any reason other than death, the participant’s vested account balance, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire account balance, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum, fixed period annuity, fixed period installment, or fixed payment installment option. The portion of a participant’s vested account that is held in the Employer Securities Fund may be distributed in kind.
Notes Receivable from Participants – Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their vested balance, subject to a minimum of $1,000 and a maximum of $50,000. Loan terms cannot exceed five years. Principal and interest are paid ratably through payroll deductions. A loan is in default if the employee fails to make installment payments. This defaulted loan becomes a deemed distribution of the Plan. Deemed distributions were $846,670 and $245,706 for Plan years 2019 and 2018, respectively. Loans become due and immediately payable upon an employee’s termination of employment. A participant may not have more than one note outstanding at a time except for those loans grandfathered in from the merged Provident Bank and Astoria Bank 401(k) Plans. Loans that are not fully repaid within 60 days of termination are classified as deemed distributions.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

Forfeited balance of terminated participants’ non-vested accounts are used to reduce the Plan’s administrative expenses or future Company contributions as further defined by the Plan.
Accounting fees and other administrative services are paid by the Plan trust from the forfeiture accounts, if available. For Plan years 2019 and 2018 forfeiture activity consisted of:

	2019	2018
Beginning Balance	$34,725	$611,573
Forfeitures of non-vested employer contributions	831,917	382,043
Used for Employer contributions	(865,539)	(896,516)
Used for audit fees and administrative services	(70,304)	(19,994)
Miscellaneous and other transfers	77,124	(2,552)
Earnings (losses), dividends and capital gains/(losses)	11,082	(39,829)
Ending Balance	$19,005	$34,725
Deferred Employer Contributions – On October 15, 2015, Sterling Bancorp terminated its defined benefit pension plan and satisfied all obligations owed to participants through the purchase of annuities and lump sum distributions as elected by participants. At the time of the termination of the defined benefit pension plan, the plan was over funded, which resulted in a pension reversion asset which the Employer transferred to the Plan. The balance of the pension reversion asset at December 31, 2019 and 2018 is recorded in the Plan Statement of Net Assets as both an investment and a liability. This balance will be used to fund employer contributions to the Plan through 2020. For Plan years 2019 and 2018 reversion asset and liability activity consisted of:

	2019	2018
Beginning Balance	$3,863,217	$6,753,336
Forfeitures of non-vested employer contributions	26,521	21,018
Used for Employer contributions	(3,925,236)	(3,004,018)
Miscellaneous and other transfers	2,388	8,464
Earnings, dividends and capital gains	33,347	84,417
Ending Balance	$237	$3,863,217
On September 30, 2019, Sterling Bancorp terminated the Astoria Bank Employees’ Pension Plan and satisfied all obligations owed to participants by arranging for either lump sum distributions or the purchase of annuities from a third-party insurance carrier as elected by plan participants. At the time of the termination of this pension plan, the plan was over funded, which resulted in a pension reversion asset of approximately $16.4 million which the Employer transferred to the Plan in January 2020.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Notes Receivable from Participants
Loans to participants are reported at their unpaid balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.
Investment Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the statements of net assets available for plan benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for plan benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract. No adjustment from fair value to contract value as presented in the statement of net assets available for plan benefits as of December 31, 2019 and 2018, since fair value has been determined to approximate contract value.
Payment of Benefits
Benefits are recorded when paid.
Expenses
The daily operation expenses of maintaining the Plan are paid by the Plan, and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are directly paid by the Employer or through Plan forfeitures.
Fair Value
In determining the fair value of securities held in the Plan that are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the valuation date. For such securities that were not traded on the valuation date, or if the exchange on which they are traded was not open for business on the valuation date, then the securities shall be valued at the prices at which they were last traded prior to the valuation date. The guaranteed fixed income investment contract with Principal Life Insurance Company (Principal Life), an affiliate of Principal Financial Group (Principal) is presented at contract value, which approximates fair value.
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years,

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.
Subsequent Events
The Plan has evaluated subsequent events through June 29, 2020 which was the date the financial statements were available to be issued.

3. PARTY-IN-INTEREST TRANSACTIONS
Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan paid directly by the Employer were $15,300 and $29,470 for 2019 and 2018, respectively. The Plan holds mutual funds managed by Principal, pooled separate accounts of Principal Life, and a guaranteed investment contract with Principal Life. Principal is the Plan’s trustee and record keeper and, therefore, these transactions and the Plan’s payment of trustee fees, record keeping fees, and investment management fees to Principal and Principal Life qualify as party-in-interest transactions. The Plan also holds shares of Sterling Bancorp common stock (Note 5), and recognized dividend income of $961,817 and $192,156 during 2019 and 2018, respectively, from this related party investment. Notes receivable from participants also reflect party-in-interest transactions.

4. INVESTMENTS
As of December 31, 2019 and 2018 the Plan’s investments are in mutual funds, pooled separate accounts, a guaranteed fixed income investment contract and the common stock of the Employer’s parent company held in an account with Principal. Principal is the Plan’s directed trustee, the Plan’s record keeper, and third-party administrator. The Sterling National Bank Retirement Plans Committee, comprised of members of management of the Employer, assume the Plan’s fiduciary responsibilities. To assist with this responsibility, the Sterling National Bank Retirement Plans Committee engage an independent investment advisor to review and monitor the investment funds performance and suggest changes to the Plan’s investment alternatives. Detailed trust performance monitoring reports are reviewed quarterly and committee meetings are held quarterly or more frequently as needed with Principal and the Plan’s independent investment advisor.
During 2019 and 2018, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value by $52,574,469 and $(13,045,869).

5. FAIR VALUE MEASUREMENT
The Plan’s investments are reported at fair value in the accompanying statements of net assets available for plan benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
ASC 820, Fair Value Measurements and Disclosure, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and Level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full-term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Sterling Bancorp (“STL”) common stock: Valued at the closing price reported on the New York Stock Exchange (Level 1 inputs).
Mutual funds: The fair value of mutual fund investments are determined by obtaining quotes prices on nationally recognized exchanges (Level 1 inputs).
Collective investment trusts and pooled separate accounts: As permitted by U.S. GAAP, the Plan uses net asset values as a practical expedient to determine fair value of certain investments. These investments measured at net asset value have not been classified in the fair value hierarchy. The amounts presented in the table below are intended to permit reconciliation to the amounts presented in the statement of net assets available for benefits. Investment transactions may occur daily and investments are redeemable within 30 days.
Fair values of assets measured on a recurring basis at December 31, 2019, were as follows:

	Level 1	Level 2	Level 3	Total Assets
Mutual Funds	$182,404,065	$—	$—	$182,404,065
Sterling Bancorp common stock	65,884,128	—	—	65,884,128
Total investments at fair value	$248,288,193	$—	$—	248,288,193
Collective investment trusts *				34,798,234
Pooled separate accounts *				12
Total investments				$283,086,439
Fair values of assets measured on a recurring basis at December 31, 2018, were as follows:

	Level 1	Level 2	Level 3	Total Assets
Mutual Funds	$68,444,483	$—	$—	$68,444,483
Sterling Bancorp common stock	10,785,239	—	—	10,785,239
Total investments at fair value	$79,229,722	$—	$—	79,229,722
Collective investment trusts *				20,975,734
Pooled separate accounts *				3,848,366
Total investments				$104,053,822
* Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient which has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2019 and 2018, respectively.

	Fair Value at December 31, 2019	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Investment Trusts:
NT Collective ACWI ExUS Invest Mkt Index (a)	$780,020	N/A	Daily	30 days
NT Collective Aggregate Bond Index Fund (b)	3,232,088	N/A	Daily	30 days
NT Collective Extended Equity Market Index (c)	8,256,819	N/A	Daily	30 days
NT Collective S&P 500 Index Fund (d)	22,529,307	N/A	Daily	30 days
Pooled Separate Accounts:
Principal Liquid Assets Separate Account - 13(e)	12	N/A	Daily	30 days

	Fair Value at December 31, 2018	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Investment Trusts:
NT Collective ACWI ExUS Invest Mkt Index (a)	$532,948	N/A	Daily	30 days
NT Collective Aggregate Bond Index Fund (b)	2,302,555	N/A	Daily	30 days
NT Collective Extended Equity Market Index (c)	6,570,504	N/A	Daily	30 days
NT Collective S&P 500 Index Fund (d)	11,569,727	N/A	Daily	30 days
Pooled Separate Accounts:
Principal Liquid Assets Separate Account - 13(e)	3,848,366	N/A	Daily	30 days

(a) NT Collective ACWI ExUS Invest Mkt Index.
The primary objective of the Northern Trust All Country World ex‐US Investable Market Index Fund is to approximate the risk and return characteristics of the MSCI All Country World ex‐US Investable Market Index. This Index is commonly used to represent the non‐U.S. equity developed and emerging markets.
(b) NT Collective Aggregate Bond Index Fund.
The primary objective of the Northern Trust Aggregate Bond Index Fund is to hold a portfolio representative of the overall United States bond and debt market, as characterized by the Bloomberg Barclays U.S. Aggregate Bond Index. The fund invests in investment‐grade securities covering the Treasury, Agency, Mortgage‐backed, Asset‐backed, Commercial mortgage‐backed, and Credit sectors of the U.S. Bond Market.
(c) NT Collective Extended Equity Market Index.
The primary objective of the Northern Trust Extended Equity Market Index Fund is to approximate the risk and return characteristics of the Dow Jones U.S. Completion Total Stock Market Index. This Index is commonly used to represent the small and mid cap segments of the U.S. equity market.
(d) NT Collective S&P 500 Index Fund.
The primary objective of the Northern Trust S&P 500 Index Fund is to approximate the risk and return characteristics of the S&P 500 Index. This Index is commonly used to represent the large cap segment of the U.S. equity market.
(e) Principal Liquid Assets Separate Account - I3.
The investment seeks as high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity. It invests in a portfolio of high quality, short-term money market instruments.

For the years ended December 31, 2019 and 2018 there were no significant transfers in or out of Levels 1, 2, or 3.
The Plan’s policy is to recognize transfers between hierarchy measurement levels as of the date of the event or change in circumstances that caused the transfer.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

6. GUARANTEED INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan entered into a benefit-responsive guaranteed investment contract (Principal Fixed Income Guaranteed Option (PFIGO) with Principal Life. Principal Life maintains the contributions in a general account. The account is credited with earnings based on the specified crediting rate and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. As of December 31, 2019 and 2018, the guaranteed investment contract is presented on the face of the statements of net assets available for plan benefits at contract value, which approximates fair value.
Contract value, as reported to the Plan by Principal Life, represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting.
Certain events limit the Plan’s ability to transact at contract value with Principal Life. Such events include the following: (a) amendments to the Plan document, (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan, (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (e) the Plan level liquidation of the investment with the Plan Sponsor’s request of advance prior to the twelve month delay for such payment, which would be subject to a 5% surrender fee. By definition, the PFIGO is an investment contract. As a result, the Plan may transact according to the terms defined in the contract at any time. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable.
The guaranteed investment contract does not permit Principal Life to terminate the agreement prior to the date when both no current deposit arrangements have been made between the Plan and Principal Life and there are no Guaranteed Interest Balances with a value greater than zero under this contract. Under the terms of the contract, the crediting rate is currently reset on a semiannual basis. Changes in future interest crediting rates will not affect the amounts reported on the statement of net assets available for plan benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value as fair value was considered book value as of December 31, 2019 and 2018.
The PFIGO is a single group annuity contract with a specified rate of interest reset on a semi-annual basis. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Interest Rate
January 1, 2019 - June 30, 2019	1.20%
July 1, 2019 - December 31, 2019	1.15%
January 1, 2018 - June 30, 2018	1.15%
July 1, 2018 - December 31, 2018	1.15%

Average Yields:	2019	2018
Based on annualized earnings (1)	1.20%	1.15%
Based on interest rate credited to participants (2)	1.15	1.15
(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the contract investment on the same date.
(2) Computed by dividing the annualized one-day earning credited to participants on the last day of the plan year by the fair value of the contract investment on the same date.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

7. INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Employer by a letter dated March 7, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.

8. TERMINATION
Although Management has not expressed the intent to do so, the Employer has the right to under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all employer contributions and earnings thereon to the participants’ accounts become 100% vested.

9. RISKS AND UNCERTAINTIES
The Plan invests in various investments. Investments are exposed to various risks such as interest, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2019 may not necessarily be indicative of amounts that could be realized in a current market exchange.

10. DELINQUENT PARTICIPANT CONTRIBUTIONS
During 2018, the Bank failed to transmit to the Plan $6,108 of participant contributions and loan repayments within the time period described in 29 CFR 2520.3-102. The Plan corrected the participant contributions and loan repayments principal and lost earnings during 2018 and 2019. In April 2019, the Plan filed the Voluntary Fiduciary Correction Program application and IRS Form 5330 with the U.S. Department of Labor. The Plan received approval from the U.S. Department of Labor on July 2, 2019.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of amounts appearing in the accompanying financial statements to amounts appearing on the 2019 Form 5500:

Reconciliation of Participation loans
Amount per page 2 of the financial statements:
Participant loans	$4,186,083
Unpaid accrued interest income	1,958
Amount per Form 5500, Schedule H, Part I, Item 1c(8)	$4,188,041

Reconciliation of net appreciation in fair value of investments
Amount per page 3 of the financial statements:
Net appreciation in fair value of investments	$52,574,469

Amount per Form 5500, Schedule H, Part II:
Item 2b(1)(F) (Interest Other)	$1,072,093
Item 2b(4)(C) (Regular Investments)	2,692,821
Item 2b(5)(C) (Regular)	11,997,584
Item 2b(6) (CIT)	7,646,173
Item 2b(7) (PSA)	37,380
Item 2b(10) (Mutual Funds)	28,932,716
Item 2c (Other income)	195,702
$52,574,469

STERLING NATIONAL BANK 401(K) AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

Plan Sponsor: Sterling National Bank
Employer Identification Number: 13-1726107
Plan Number: 4-54551

(a)	(b) Identify issuer, Borrower, Lessor, or similar party	(c) Description of Investment, Including Maturity Rate, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
		Common Stock
*	Sterling Bancorp	Common Stock 3,125,433 shares	#	$65,884,128
		Mutual Funds
	American Beacon Funds	American Beacon Large Cap Value Investor Fund	#	17,459,622
	American Century Investments	American Century Growth Institutional R6 Fund	#	16,645,683
	American Century Investments	American Century One Choice In Retirement I Fund	#	5,716,134
	American Century Investments	American Century One Choice 2020 Institutional Fund	#	17,967,405
	American Century Investments	American Century One Choice 2025 Institutional Fund	#	11,044,851
	American Century Investments	American Century One Choice 2030 Institutional Fund	#	20,385,198
	American Century Investments	American Century One Choice 2035 Institutional Fund	#	14,261,641
	American Century Investments	American Century One Choice 2040 Institutional Fund	#	13,841,168
	American Century Investments	American Century One Choice 2045 Institutional Fund	#	4,481,948
	American Century Investments	American Century One Choice 2050 Institutional Fund	#	10,194,245
	American Century Investments	American Century One Choice 2055 Institutional Fund	#	1,454,512
	American Century Investments	American Century One Choice 2060 Institutional Fund	#	1,209,790
	Eagle Financial Services, Inc.	Carillon Eagle Small Capital Growth R6 Fund	#	10,427,062
	Eagle Financial Services, Inc.	Carillon Eagle Mid Cap Growth R6 Fund	#	7,674,955
	Goldman Sachs	Goldman Sachs Small Cap Value R6 Fund	#	4,320,002
	JP Morgan Funds	JP Morgan Core Bond R6 Fund	#	9,455,733
*	Principal Funds Inc. (LA Capital Management/Victory)	Principal Midcap Value I Institutional Fund	#	5,009,192
*	Principal Funds Inc.	Principal Diversified International Institutional Fund	#	9,208,087
*	Principal Funds Inc.	Principal Real Estate Securities Institutional Fund	#	1,646,837
	Sub-total			182,404,065
		Collective Investment Trusts
	Northern Trust Global Investments	NT Collective ACWI ExUS Invest Mkt Index - Non Lend Tier 3	#	780,020
	Northern Trust Global Investments	NT Collective Aggregate Bond Index Fund - Non Lend Tier 3	#	3,232,088
	Northern Trust Global Investments	NT Collective Extended Equity Market Index - Non Lend Tier 3	#	8,256,819
	Northern Trust Global Investments	NT Collective S&P 500 Index Fund - Non Lend Tier 3	#	22,529,307
				34,798,234
		Pooled Separate Accounts
*	Principal Life Insurance Company	Principal Liquid Assets Separate Account - I3	(1)	12
		Investment Contract
*	Principal Life Insurance Company	Guaranteed Income Fund Agreement No: 454551	#	46,077,968
*	Principal Life Insurance Company	Fixed Income Guaranteed Option	#	147,208
*		Notes receivable from participants rates of 3.25% to 6.50% with varying maturities through December 2024	#	4,186,083
	Total			$333,497,698
* A party-in-interest, as defined by ERISA.
# Investments are participant directed and therefore cost information is not presented.
(1) The cost of the Principal Money Market Liquid Asst Separate Account - I3 was $12.

STERLING NATIONAL BANK 401(K) AND PROFIT SHARING PLAN
SCHEDULE H, PART IV, LINE 4(A) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
Plan Sponsor: Sterling National Bank
Employer Identification Number: 13-1726107
Plan Number: 4-54551

Participant Contributions Transferred Late to Plan				Total Fully Corrected Under VFCP and PTE 2002-51
	Total that Constitute Nonexempt Prohibited Transactions

Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

☑

$6,108	$—	$—	$—	$6,108

STERLING NATIONAL BANK 401(K) AND PROFIT SHARING PLAN
SCHEDULE H, PART IV, LINE 4(A) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
Exhibit

Exhibit Number	Description
23.1	Consent of Buchbinder Tunick & Company LLP (filed herewith).

STERLING NATIONAL BANK 401(K) AND PROFIT SHARING PLAN
SCHEDULE H, PART IV, LINE 4(A) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERLING NATIONAL BANK 401(k) AND PROFIT SHARING PLAN

Date:	June 29, 2020	By:	/s/ Luis Massiani
		Name:	Luis Massiani
		Title:	Senior Executive Vice President and Chief Financial Officer